SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Encysive Pharmaceuticals Inc.
(Name of Subject Company — (Issuer))
Encysive Pharmaceuticals Inc.
(Name of Filing Persons — (Issuer))
2.50% CONVERTIBLE SENIOR NOTES DUE 2012
(Title of Class of Securities)
29256XAA5
29256XAB3
(CUSIP Numbers of Class of Securities)
Paul S. Manierre
Vice President, General Counsel and Secretary
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)
Copy to:
Raymond O. Gietz, Esq.
Matthew D. Bloch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119
Telephone: (212) 310-8000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$130,830,555.56	$5,141.64

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 2.50% Convertible Senior Notes Due 2012 (the “Notes”) upon a fundamental change, pursuant to the indenture governing the Notes, calculated as the sum of (a) $130.0 million, representing 100% of the principal amount of the Notes outstanding, plus (b) $830,555.56, representing accrued and unpaid interest on the Notes through June 15, 2008, the day prior to the currently anticipated repurchase date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable Not applicable	Filing Party: Date Filed:	Not applicable Not applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Pursuant to and subject to the terms and conditions of the Indenture (the “Indenture”), dated as of March 16, 2005, between Encysive Pharmaceuticals Inc., a Delaware corporation (the “Company,” “we,” “us” and “our”), and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Senior Notes Due 2012 (the “Notes”), this Tender Offer Statement on Schedule TO is being filed by the Company with respect to the option of each holder of the Notes (the “Put Option”) to require the Company to purchase each $1,000 principal amount of the Notes pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated April 30, 2008 (as may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes.
     Holders may tender their Notes until 5:00 p.m., New York City time, on Friday, June 13, 2008.
     This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Encysive Pharmaceuticals Inc., a Delaware corporation. The address of the Company’s principal executive offices is 4848 Loop Central Drive, Suite 700 Houston, TX 77081 and its telephone number is (713) 796-8822.
(b) The securities that are the subject of the Put Option are the Company’s 2.50% Convertible Senior Notes Due 2012 (CUSIP Nos. 29256XAA5 and 29256XAB3). As of April 29, 2008, there was $130.0 million in aggregate principal amount of the Notes outstanding, which are convertible into shares of the common stock, par value $0.005 per share, of the Company.
(c) The information set forth in “Section 3.4—Market for the Notes and Our Common Stock” of the Fundamental Change Notice is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a)(1)(i) — (iii), (v) — (viii), (xii) The information set forth in the section entitled “Summary Term Sheet,” “Section 3—Information Concerning the Notes,” “Section 4—Procedures to Be Followed by Holders Electing to Tender Notes for Purchase, “ “Section 5—Right of Withdrawal,” “Section 6—Payment for Tendered Notes; Source and Amount of Funds,” “Section 11—Purchases of Notes by the Company and its Affiliates” and “Section 12— Certain United States Tax Considerations” of the Fundamental Change Notice is incorporated herein by reference.
     (a)(1)(iv), (ix)—(xi) Not applicable.
     (a)(2) Not applicable.

     (b) To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     There are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).
Item 6. Purpose of the Transaction and Plans or Proposals.
     (a) The information set forth in “Section 8—Plans or Proposals of the Company” of the Fundamental Change Notice is incorporated herein by reference.
     (b) Any Notes accepted for purchase will be cancelled and retired.
     (c)(1) Other than the Merger, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.
     (c)(2) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of the Company’s assets or the assets of any of its subsidiaries.
     (c)(3) Other than the Put Option and the Merger, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of the Company.
     (c)(4) In connection with the Merger, on April 3, 2008, George W. Cole, Richard A.F. Dixon, Ph.D., Ron J. Anderson, M.D., John H. Dillon, II, Suzanne Oparil, M.D., John M. Pietruski and James T. Willerson, M.D. resigned from the Company’s Board of Directors, effective as of April 3, 2008. In addition, upon consummation of the Merger, J. Kevin Buchi, Robert J. Cruikshank and James A. Thomson, Ph.D. are expected to resign from the Board. Other than the changes noted above, and except for possible other changes to management that the Board of Directors may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of the Company. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the Company’s executive officers.
     (c)(5) Other than the Merger, and except for any possible acquisitions the Company may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in the Company’s corporate structure or business.
     (c)(6) As soon as practicable after the consummation of the Merger, the Company’s common stock will be delisted from the Nasdaq Global Market and, thereafter, the Company will no longer be required under the Exchange Act to file periodic reports and other information with the SEC. Except as noted in the preceding sentence, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

     (c)(7) As soon as practicable after the consummation of the Merger, the Company intends to make all applicable filings with the SEC in order to de-register its common stock under Section 12(g)(4) of the Exchange Act. Except as noted in the preceding sentence, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.
     (c)(8) Except as noted in Item 6(c)(6) above, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.
     (c)(9) Except in accordance with the terms of the Merger Agreement, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.
     (c)(10) Section 5.1 of the Amended and Restated By-laws currently requires that the president and executive vice president of the Company be selected from among the members of the Company’s Board of Directors. The Company currently plans to revise its Amended and Restated By-laws to remove this requirement. In addition, the Company currently plans to revise its Amended and Restated By-laws to remove the following sentence appearing in Section 2.13: “Whenever it is intended that action is to be taken by stockholders without a meeting, a form for expressing consent in writing to such action shall be sent to all holders of Stock entitled to vote on such action.” Other than as noted above, and except as may be required in order to effectuate the Merger, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in “Section 6—Payment for Tendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.
     (b) Not applicable.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) To the best knowledge of the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.
     (b) Other than in accordance with the Fundamental Change Notice, to the best knowledge of the Company, no person identified in Item 3 of this Schedule TO, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information set forth in “Section 14—No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Put Option is not subject to any financing condition, and the Put Option applies to all outstanding Notes.

     (b) Not applicable.
Item 11. Additional Information.
     (a)(1) To the best knowledge of the Company, there are no material agreements, arrangements, understandings or relationships between the Company and any of its executive officers, directors, controlling persons or subsidiaries that are material to a security holder’s decision whether to sell, tender or hold the Notes.
     (a)(2) To the best knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.
     (a)(3) There are no applicable anti-trust laws that are material to a security holder’s decision whether to sell, tender or hold the Notes.
     (a)(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a security holder’s decision whether to sell, tender or hold the Notes.
     (a)(5) There are no material pending legal proceedings relating to the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.
     (b) The information set forth in the Fundamental Change Notice is incorporated herein by reference.
Item 12. Exhibits.
     (a)(1)(A) Fundamental Change Notice and Offer to Purchase to Holders of 2.50% Convertible Senior Notes due 2012, dated April 30, 2008.
     (a)(1)(B) Form of Letter of Transmittal.
     (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(1)(D) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(1)(E) Form of Notice of Withdrawal.
     (b) None.
     (d)(1) Indenture dated as of March 16, 2005, between Encysive Pharmaceuticals Inc. and The Bank of New York Trust Company, N.A., as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on March 17, 2005 and Exhibit 4.1 attached thereto.
     (d)(2) Agreement and Plan of Merger, dated February 20, 2008, by and among Pfizer Inc., Explorer Acquisition Corp. and Encysive Pharmaceuticals Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on February 25, 2008 and Exhibit 2.1 attached thereto.
     (g) None.
     (h) None.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENCYSIVE PHARMACEUTICALS INC.
By:	/s/ Paul S. Manierre
	Name:	Paul S. Manierre
	Title:	Vice President, General Counsel and Secretary

Dated April 30, 2008